FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2005
Commission File Number: 001-13928

Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street
Royal Bank Plaza	1 Place Ville Marie
Toronto, Ontario	Montreal, Quebec
Canada M5J 2J5	Canada H3C 3A9
Attention: Vice-President	Attention: Vice-President
& Corporate Secretary	& Corporate Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐       Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

INCORPORATION BY REFERENCE

     This Report on Form 6-K and the exhibits hereto are incorporated by reference as exhibits to Royal Bank of Canada’s Registration Statement on Form F-9 which was originally filed with the Securities and Exchange Commission on October 2, 2003 (File No. 333-109392), as amended on October 14, 2003.

EXHIBITS

Exhibit	Description of Exhibit
99.1	Distribution Agreement, dated January 26, 2005, between Royal Bank of Canada and the Agents party thereto

99.2	Calculation Agency Agreement, dated January 26, 2005, between Royal Bank of Canada and JPMorgan Chase Bank, N.A.

99.3	Exchange Rate Agency Agreement, dated January 26, 2005, between Royal Bank of Canada and JPMorgan Chase Bank, N.A.

99.4	Consent of Deloitte & Touche LLP

99.5	Consent of Deloitte & Touche LLP

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Jim Archer-Shee

Name:	Jim Archer-Shee
Title:	Executive Vice-President and Corporate Treasurer

Date:	January 26, 2005